DOCUMENT-COUNT>              1
SROS>                        none
FILER>
     CIK>                    0001209709
     CCC>                    yesroi#7
     FILE-NUMBER>            333-117275
/FILER>
DOCUMENT>
     TYPE>                   424B3
     DESCRIPTION>            Citigroup Diversified Futures Fund L.P.
TEXT>

                          Citigroup Managed Futures LLC
                            399 Park Avenue 7th Floor
                               New York, NY 10022

By Edgar

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:      Citigroup Diversified Futures Fund L.P.
         Supplement to Registration Statement on Form S-1
         File No. 333-117275
Ladies and Gentlemen:

On Behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to Rule 424 (b) (3) of the Securities Act 0f 1933, as amended, a Supplement dated October 31, 2004 to the Partnership's prospectus dated October 7, 2004.

Should you have any questions, please telephone me at 212-559-5046.

Very truly yours,

/s/  Daniel R. McAuliffe, Jr.
     ------------------------
     Daniel R. McAuliffe, Jr.
     Chief Financial Officer and
     Director

Enclosures

                                     Citigroup
                          Diversified Futures Fund L.P.
                                  October 2004


The redemption value for Citigroup Diversified Futures Fund L.P. was $936.12 per unit at the end of October, up 5.7% for the month.

Profits for the Fund were primarily a result of gains in the energy, currency and interest rate sectors. Specifically, in energy, gains were primarily a result of the Fund maintaining long exposure to the petroleum markets. Crude oil prices continued to rise through $50 a barrel due to continuing geopolitical concerns leading up to the U.S. and Iraqi elections and lingering effects of the hurricane season on production capacity.

In currencies, additional gains were accumulated as the dollar weakened against most major currencies indicating that U.S. deficit concerns have become an increasing concern to the market. In interest rate trading, markets were supported by the realizations that subdued growth in Europe and the U.S. and higher energy prices would likely result in slower and more gradual monetary policy decisions.

Small losses were incurred in the metals sector, which fell after the Bank of China announced an interest rate hike. Trading in agricultural products and stock indices was not consequential for the month.

Past performance is not necessarily indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Consultant.


Citigroup Managed Futures LLC

                                    Citigroup
                          Diversified Futures Fund L.P.
                                Account Statement
                            For the Period October 1,
                            Through October 31, 2004


                                                       Percent
                                                     of Average
                                                     Net Assets
                                                     ----------
Realized gains from trading            $34,799,828       4.80%
Change in unrealized gains/losses
     from trading                       10,078,425       1.39
                                       -----------      -----
                                        44,878,253       6.19
Less, Brokerage commissions
     and clearing fees ($164,680)        3,892,202       0.54
                                       -----------      -----
Net realized and unrealized gains       40,986,051       5.65
Interest Income                            788,312       0.11
                                       -----------      -----
                                        41,774,363       5.76
Less, Expenses:
     Management fees                     1,214,764       0.17
     Incentive fees                        150,311       0.02
     Other expenses                        125,316       0.01
                                       -----------      -----
                                         1,490,391       0.20
                                       -----------      -----
Net income                              40,283,972       5.56%
                                                        =====

Additions (338.6807 G.P. units
at September 30, 2004 net asset
value per unit of $885.79)                 300,000
Additions (24,186.3196 L.P. units
at September 30, 2004 net asset
value per unit of $885.79)              21,424,000
Redemptions (6,990.2302 L.P. units
at October 31, 2004 net asset
value per unit of $936.12)              (6,543,694)
                                       -----------
Increase in net assets                  55,464,278
Net assets September 30, 2004          686,543,456
                                       -----------
Net assets October 31, 2004           $742,007,734
                                       ===========
Net Asset Value per unit
 ($742,007,734 / 792,989.0479 Units)       $935.71
                                            ======
Redemption value per unit  (Note 1)        $936.12
                                            ======

Note 1: For the purpose of a redemption, any accrued liability for reimbursement of offering and organization expenses will not reduce Net Asset Value per Unit. As a result, the reported redemption value per unit is $936.12.

The net asset value per unit of $935.71 is reflective of charging offering and organizational expenses against the initial capital of the fund and is reported for financial reporting purposes only.

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.

By: /s/ Daniel R. McAuliffe, Jr.
        ------------------------
        Daniel R. McAuliffe, Jr.
        Chief Financial Officer and Director
        Citigroup Managed Futures LLC
        General Partner, Citigroup
        Diversified Futures Fund L.P.